UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 28, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is the Notice of Annual Meeting and Proxy Statement of Global Ship Lease, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 28, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

May 28, 2009

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.

Enclosed is a notice of the 2009 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”) which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on July 7, 2009 at 3:00 p.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Term I Directors to serve until the 2012 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of both Proposal One and Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Ian Webber
Chief Executive Officer

GLOBAL SHIP LEASE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2009

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Global Ship Lease, Inc. (the “Company”) will be held at Portland House, Stag Place, London SW1E 5RS on July 7, 2009 at 3:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Term I Directors to serve until the 2012 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers Audit, as the Company’s independent auditors for the fiscal year ending December 31, 2009 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 14, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

BY ORDER OF THE BOARD OF DIRECTORS

Susan Cook
Secretary

May 28, 2009

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on July 7, 2009 at Portland House, Stag Place, London SW1E 5RS at 3:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 28, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 14, 2009 (the “Record Date”), the Company had outstanding 46,380,194 Class A common shares (the “Class A Common Shares”) and 7,405,956 Class B Common Shares (the “Class B Common Shares”; together with the Class A Common Shares, the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Class A Common Shares are listed on the New York Stock Exchange under the symbol “GSL”.

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

Important Notice Regarding the Availability of Proxy Materials

for the Shareholder Meeting to Be Held on July 7, 2009

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at www.globalshiplease.com or at https://bnymellon.mobular.net/bnymellon/gsl

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on its Board, which is divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our Term I directors expires at the Meeting. Accordingly, the board of directors has nominated Guy Morel and Jeffrey D. Pribor, each as a Term I director, for re-election as directors whose term would expire at the 2012 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each such nominee will be able to serve, but if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position,
Guy Morel	60	Term I Director

Jeffrey D. Pribor	51	Term I Director

Certain biographical information about Messrs. Morel and Pribor is set forth below.

Guy Morel has been a director of the Company since August 2008. Mr. Morel is the general secretary of InterManager, the International Association of Shipmanagers. From 2005 to 2007, he was a professor of corporate finance and director of development at the International University of Monaco. From 1993 to 2004, he was the president and chief operating officer of MC Shipping Inc, a company quoted on the American Stock Exchange, and involved in the ownership and time chartering of containerships and LPG carriers. Between 1979 and 1993, Mr. Morel was one of the founders, a director and a shareholder of V.Ships Inc., a leading shipmanagement group, where he was a vice president in charge of strategic planning and marketing. Prior to 1979, he was a consultant with Data Resources Inc., an American consulting group involved in econometric modeling and economic forecasting. Mr. Morel holds a Bachelor’s Degree in civil engineering from Ecole Centrale de Paris and an MBA from Harvard Business School.

Jeffrey D. Pribor has been a director of the Company since August 2008. Mr. Pribor is currently executive vice president and the chief financial officer of General Maritime Corporation. Prior to that, from 2002 to 2004, Mr. Pribor was managing director and president of DnB NOR Markets, Inc., the U.S. investment banking division of DnB NOR Bank ASA, responsible for mergers and acquisitions, strategic advisory services and U.S. capital market activities for the bank’s shipping, offshore, logistics and energy clients. From 2001 to 2002, Mr. Pribor was managing director and group head of transportation banking at ABN AMRO, Inc. where he was responsible for all commercial and investment banking activities for shipping and other transportation companies in North America. From 1996 to 2001, Mr. Pribor was managing director and sector head of transportation and logistics investment banking for ING Barings.

He also worked for over 10 years in the mergers and acquisitions group at Merrill Lynch, and as an attorney in the corporate and banking law practice of Milbank, Tweed, Hadley and McCloy. Mr. Pribor holds a B.A. from Yale University and a J.D. and an M.B.A. from Columbia University.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2009.

PricewaterhouseCoopers Audit has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has ithad any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS, AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Susan Cook
Secretary

May 28, 2009